Exhibit 99.1

GFL Environmental Reports Third Quarter 2021 Results and Raises Full Year 2021 Guidance

•	Revenue of $1,485.1 million, increase of 43.3%

•	Adjusted EBITDA[1] of $415.8 million, increase of 47.9%; Net loss of $245.2 million; Adjusted Net Income[1] of $80.5 million

•	Adjusted EBITDA margin[1] of 28.0%, increase of 90 basis points; Solid Waste Adjusted EBITDA margin[1] of 31.7%, increase of 110 basis points

•	Adjusted Cash Flows from Operating Activities[1] of $283.9 million; cash flows from operating activities of $223.9 million; Adjusted Free Cash Flow[1] of $250.4 million

•	Adjusted earnings per share[1] of $0.22; Loss per share of $(0.71)

•	Year-to-date completed acquisitions of approximately $735 million in annualized revenue

VAUGHAN, ON, November 3, 2021 — GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we” or “our”), a leading North American diversified environmental services company, today announced its results for the third quarter of 2021.

“Our employees continued to deliver exceptional results in the third quarter, allowing us to once again exceed our expectations,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “This quarter we grew revenue by 43.3%, driven by strong organic growth ahead of expectations and continued outperformance from recent acquisitions. We also expanded Adjusted EBITDA margin1 by 90 basis points during the quarter, demonstrating the ability to successfully counteract increased inflationary cost pressures through proactive price increases and ongoing efficiency initiatives. We achieved these results in the face of continued COVID-19 restrictions in many of our Canadian markets, where we generate almost 40% of our revenue.”

Mr. Dovigi added, “We remain focused on executing on our strategy to create long-term value for all of our stakeholders with the goal of growing our free cash flow. Year-to-date, we completed 37 acquisitions, including the acquisitions of Terrapure Environmental Ltd. and Peoria Disposal Company, further reinforcing our reputation as an acquirer of choice. We also completed several financing initiatives to further reduce our cost of capital, including an amendment to our revolving credit facility, resulting in additional annualized cash interest savings, and an equity commitment of up to US$300.0 million from affiliates of HPS Investment Partners, LLC. Finally, we received an additional US$74.2 million, US$126.4 million year-to-date, from the sale of non-core solid waste assets, the proceeds of which we are actively redeploying into organic and inorganic initiatives in our key growth markets.”

Mr. Dovigi continued, “We continue to see upside opportunities ahead of us this year, as a result of our organic initiatives, and the robust M&A pipeline that we manage. Based on our performance to date and our proven ability to deliver on our growth strategies, we are once again increasing our 2021 full year guidance for revenue, Adjusted EBITDA1 and Adjusted Free Cash Flow1. Furthermore, excluding acquisitions we expect to complete prior to year-end, we are positioned to have nearly 8.5% of roll over revenue contribution from M&A heading into 2022.”

“We remain committed to our sustainability initiatives and continue to evaluate opportunities to unlock what we believe is significant value through landfill gas to energy projects at our MSW landfills and acceleration of the conversion of our fleet to CNG,” added Mr. Dovigi. “On October 1, 2021, we expanded on these initiatives with the addition of landfill assets as part of our acquisition of Peoria Disposal Company.”

GFL also announced today that Jessica McDonald will be joining the Board of Directors in February 2022.

“Earlier this year we made a commitment to enhance the diversity of our Board of Directors,” said Mr. Dovigi. “I am very excited that Jessica has agreed to join our board as our 7th independent director. Jessica has an extensive background in sustainable initiatives, having previously served as Deputy Minister to the Premier of British Columbia, Strategy Policy, Environment and Resource Development and the President and Chief Executive Officer of BC Hydro and Power Authority. She currently serves as a director and member of the Audit Committee of Hydro One Limited and as a director and member of the Environment, Health, Safety and Corporate Responsibility Committee of Coeur Mining Inc. We welcome Jessica to our board and look forward to working with her.”

Third Quarter and Year to Date Results

Revenue increased by 43.3% to $1,485.1 million in the third quarter of 2021 compared to the third quarter of 2020. Solid waste revenue increased by 8.2%, including 5.8% from core pricing, surcharge and commodity price increases and 2.4% from positive volume. Adjusted EBITDA1 increased by $134.6 million to $415.8 million in the third quarter of 2021 compared to the third quarter of 2020. Adjusted EBITDA margin1 was 28.0% in the third quarter of 2021 compared to 27.1% in the third quarter of 2020. Net loss increased to $245.2 million in the third quarter of 2021 compared to a net loss of $114.7 million in the third quarter of 2020. Cash flows from operating activities decreased by 12.8% to $223.9 million in the third quarter of 2021 compared to the third quarter of 2020.

Revenue for the nine months ended September 30, 2021 was $3,986.0 million, an increase of 34.6% compared to the nine months ended September 30, 2020. Adjusted EBITDA1 increased by $309.9 million to $1,075.4 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. Adjusted EBITDA margin1 was 27.0% for the nine months ended September 30, 2021, compared to 25.9% for the nine months ended September 30, 2020. Net loss decreased to $446.2 million for the nine months ended September 30, 2021 compared to a net loss of $508.2 million for the nine months ended September 30, 2020. Cash flows from operating activities increased by 81.3% to $614.1 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Financial Impact from COVID-19

Since the outbreak of the COVID-19 pandemic in March 2020, the U.S. and Canadian governments, as well as numerous state, provincial and local governments, implemented certain measures to slow the spread of the virus, including shelter-in-place and physical distancing orders as well as closure restrictions or requirements. In the first half of 2021, we saw these measures lifted or scaled back in many U.S. states resulting in an accelerated economic recovery. In Canada, many provincial governments introduced new increased measures and re-introduced former measures, resulting in a slower recovery. Some of these restrictions began to ease towards the end of the second quarter of 2021, however, a resurgence of cases in certain provinces during the third quarter resulted in the re-introduction of former measures or provinces maintaining their existing measures. The impact of the COVID-19 pandemic on our business and future results of operations, financial condition and cash flows will depend largely on future developments, which are uncertain and continue to evolve, including the duration and spread of the virus in Canada and the United States, the continued roll-out, execution and effectiveness of vaccination programs, the severity of and actions taken to limit the spread of COVID-19, including variants, and the pace and extent to which normal economic and operating conditions resume in the markets that we serve.

Updated Full Year 2021 Guidance2

GFL also provided its updated guidance for 2021 assuming a CAD/US exchange rate of 1.25 for the remainder of the year (as compared to the guidance provided on July 28, 2021):

•	Revenue is estimated to be between $5,390 million and $5,410 million (as compared to between $5,225 million and $5,275 million)
•	Adjusted EBITDA is estimated to be between $1,440 million and $1,450 million (as compared to between $1,400 million and $1,415 million)
•	Adjusted Free Cash Flow is estimated to be between $525 million and $530 million (as compared to between $510 and $520 million)

In addition, net capital expenditures for 2021 are expected to be approximately $540 million and non-acquisition related investment in working capital is estimated to be $35 million.

The 2021 updated guidance includes the expected contribution of acquisitions already completed in 2021 but excludes any impact from additional acquisitions not yet completed, refinancing opportunities and any potential redeployment of capital. Implicit in forward-looking statements in respect of our expectations for 2021 are certain current assumptions, including, among others, no changes to the current economic environment and that none of the jurisdictions in which we operate institute additional COVID-19 measures including shelter-in-place or similar orders. The 2021 updated guidance assumes that we will continue to execute on our strategy of organically growing our business, leveraging our scalable network to attract and retain customers across multiple service lines, realize operational efficiencies, and extract procurement and cost synergies.

Q3 2021 Earnings Call

GFL will host a conference call related to our third quarter earnings on Thursday, November 4, 2021 at 8:30 am Eastern Time. A live audio webcast of the conference call can be accessed by logging onto our Investors page at investors.gflenv.com or by clicking here. Listeners may access the call toll-free by dialing 1-844-200-6205 (access code: 361271) approximately 15 minutes prior to the scheduled start time.

We encourage participants who will be dialing in to pre-register for the conference call using the following link: https://www.incommglobalevents.com/registration/q4inc/8817/event-manager/. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until November 18, 2021 by dialing 1-866-813-9403 (access code: 823858). A copy of the presentation for the call will be available on our website at investors.gflenv.com or by clicking here.

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule.
(2)	The Updated Full Year 2021 Guidance includes non-IFRS measures, including Adjusted EBITDA and Adjusted Free Cash Flow. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 17,000 employees.

For more information, visit our web site at gflenv.com. To subscribe for investor email alerts please visit investors.gflenv.com or click here.

Forward-Looking Statements

This release includes certain “forward-looking statements” within the meaning of applicable U.S. and Canadian securities laws. Forward-looking statements may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

These forward-looking statements and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience, track record, perception of historical trends, current conditions, growth opportunities and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Certain assumptions are set out herein in the section titled “Updated Full Year 2021 Guidance” and also include our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to find purchasers for non-core assets on terms acceptable to us; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards, are material factors considered in preparing forward-looking statements and management’s expectations. Other factors that could materially affect our forward-looking statements can be found in the “Risk Factors” section of GFL’s annual report for the 2020 fiscal year filed on Form 20-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on such statements. The forward-looking statements contained herein are subject to a number of risks and uncertainties, including those referred to above, that could cause actual results, events or conditions to differ materially from those expressed or implied by the forward-looking statements. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. In particular, it is difficult to predict the duration and severity of the COVID-19 pandemic, including variants, and its impact on the economy, the North American financial markets, our operations, our M&A pipeline and our financial results. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

In addition, GFL’s projected full year 2021 Adjusted EBITDA and Adjusted Free Cash Flow are anticipated to exclude the effects of other events or circumstances in 2021 that are not representative or indicative of GFL’s results of operations. Such excluded items are not currently determinable, but may be significant, such as changes in the foreign exchange rate, the mark-to-market (gain) loss on the Purchase Contracts, the cost of refinancings and acquisition, integration, rebranding and other costs. Due to the uncertainty of the likelihood, amount and timing of any such items, GFL does not have information available to provide a quantitative reconciliation of such projections to the comparable IFRS measure.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on fuel hedges, (d) mark-to-market (gain) loss on Purchase Contracts, (e) share-based payments, (f) gain on divestiture, (g) transaction costs, (h) IPO transaction costs, (i) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), and (j) deferred purchase consideration. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. We use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period (“Acquisition EBITDA Adjustments”), and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition. Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) costs associated with IPO related debt repayments, (b) prepayment penalties for early note redemption, (c) IPO transaction costs, (d) transaction costs, (e) acquisition, rebranding and other integration costs, (f) M&A related net working capital investment, (g) tax refund from CARES Act, (h) deferred purchase consideration, and (i) cash interest paid on TEUs. Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds from asset divestitures, (b) proceeds on disposal of assets and (c) purchase of property and equipment and intangible assets. Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow are supplemental measures used by investors as a valuation and liquidity measure in our industry. Management uses Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow to evaluate and monitor the ongoing financial performance of GFL.

Adjusted Net Income (Loss) represents net income (loss) adjusted for (a) amortization of intangible assets, (b) ARO discount rate depreciation adjustment, (c) incremental depreciation of property and equipment due to recapitalization, (d) IPO transaction costs, (e) loss on extinguishment of debt, (f) amortization of deferred financing costs (g) mark-to-market (gain) loss on Purchase Contracts, (h) gain on divestiture, (i) (gain) loss on foreign exchange, (j) transaction costs, (k) acquisition, rebranding and other integration costs, (l) TEU amortization expense, and (m) the tax impact of the forgoing. Adjusted earnings (loss) per share is defined as Adjusted Net Income (Loss) divided by the weighted average shares in the period. We believe that Adjusted earnings (loss) per share provides a meaningful comparison of current results to prior periods' results by excluding items that GFL does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period. Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer,

+1 905-326-0101

pdovigi@gflenv.com

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(In millions of dollars except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenue	$1,485.1	$1,036.0	$3,986.0	$2,960.6
Expenses
Cost of sales	1,292.3	909.5	3,566.3	2,643.1
Selling, general and administrative expenses	152.3	104.4	422.0	363.6
Interest and other finance costs	97.0	94.9	328.9	459.7
Deferred purchase consideration	—	1.0	—	2.0
Loss on sale of property and equipment	1.7	0.3	2.7	2.4
Loss (gain) on foreign exchange	111.6	(22.0)	35.3	75.6
Mark-to-market loss on Purchase Contracts	208.6	107.5	319.6	93.3
Gain on divestiture	(31.4)	—	(66.9)	—
	1,832.1	1,195.6	4,607.9	3,639.7
Loss before income taxes	(347.0)	(159.6)	(621.9)	(679.1)
Current income tax expense	3.3	1.4	12.8	5.1
Deferred tax recovery	(105.1)	(46.3)	(188.5)	(176.0)
Income tax recovery	(101.8)	(44.9)	(175.7)	(170.9)
Net loss	(245.2)	(114.7)	(446.2)	(508.2)

Items that may be subsequently reclassified to net loss
Currency translation adjustment	190.6	(37.1)	26.8	35.0
Reclassification to net income (loss) of fair value movements on cash flow hedges, net of tax	—	—	(4.4)	—
Fair value movements on cash flow hedges, net of tax	9.5	(12.0)	6.8	13.2
Other comprehensive income (loss)	200.1	(49.1)	29.2	48.2
Total comprehensive loss	$(45.1)	$(163.8)	$(417.0)	$(460.0)

Loss per share
Basic and diluted(1)	$(0.71)	$(0.32)	$(1.34)	$(1.41)
Weighted and diluted weighted average number of shares outstanding(2)	362,058,515	360,366,000	361,063,498	360,388,991

(1)	Basic and diluted loss per share is calculated on net loss adjusted for amounts attributable to preferred shareholders. Refer to Note 10 in our unaudited interim condensed consolidated financial statements and the related notes for the three and nine months ended September 30, 2021.
(2)	Weighted and diluted loss per share includes the minimum conversion of TEUs into subordinate voting shares, which as of September 30, 2021 represented 29,212,413 subordinate voting shares (33,991,500 subordinate voting shares as of September 30, 2020).

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	September 30, 2021	December 31, 2020
Assets
Cash	$1,149.5	$27.2
Trade and other receivables, net	1,091.2	867.3
Prepaid expenses and other assets	165.6	133.7
Current assets	2,406.3	1,028.2

Property and equipment, net	5,572.0	5,074.8
Intangible assets, net	3,180.8	3,093.4
Other long-term assets	36.2	33.2
Goodwill	6,930.3	6,500.4
Non-current assets	15,719.3	14,701.8
Total assets	18,125.6	15,730.0

Liabilities
Accounts payable and accrued liabilities	1,177.4	1,014.8
Income taxes payable	16.2	9.1
Long-term debt	17.3	4.6
Lease obligations	50.6	37.5
Due to related party	12.8	12.8
Tangible equity units	56.7	59.2
Landfill closure and post-closure obligations	52.0	55.3
Current liabilities	1,383.0	1,193.3

Long-term debt	8,400.3	6,161.5
Lease obligations	247.0	153.7
Other long-term liabilities	39.4	37.2
Due to related party	18.0	30.8
Deferred income tax liabilities	384.8	466.0
Tangible equity units	1,396.9	1,327.9
Landfill closure and post-closure obligations	728.3	680.3
Non-current liabilities	11,214.7	8,857.4
Total liabilities	12,597.7	10,050.7

Shareholders’ equity
Share capital	7,907.1	7,644.8
Contributed surplus	70.7	54.3
Deficit	(2,237.6)	(1,778.3)
Accumulated other comprehensive loss	(212.3)	(241.5)
Total shareholders’ equity	5,527.9	5,679.3
Total liabilities and shareholders’ equity	$18,125.6	$15,730.0

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Operating activities
Net loss	$(245.2)	$(114.7)	$(446.2)	$(508.2)
Adjustments for non-cash items
Depreciation of property and equipment	227.5	124.6	652.9	370.9
Amortization of intangible assets	113.3	109.3	334.5	319.5
Gain on divestiture	(31.4)	—	(66.9)	—
Interest and other finance costs	97.0	94.9	328.9	459.7
Share-based payments	10.9	7.2	31.2	27.1
Loss (gain) on unrealized foreign exchange on long-term debt and TEUs	111.4	(22.5)	33.9	82.3
Loss on sale of property and equipment	1.7	0.3	2.7	2.4
Mark-to-market loss on Purchase Contracts	208.6	107.5	319.6	93.3
Mark-to-market loss on fuel hedges	—	—	—	1.8
Current income tax expense	3.3	1.4	12.8	5.1
Deferred tax recovery	(105.1)	(46.3)	(188.5)	(176.0)
Interest paid in cash, net	(73.7)	(36.3)	(250.7)	(280.9)
Income taxes paid in cash, net	(5.6)	9.3	(6.6)	5.3
Changes in non-cash working capital items	(74.0)	31.1	(118.0)	(51.4)
Landfill closure and post-closure expenditures	(14.8)	(9.1)	(25.5)	(12.2)
	223.9	256.7	614.1	338.7
Investing activities
Proceeds on disposal of assets	101.2	6.1	170.4	10.5
Purchase of property and equipment and intangible assets	(134.7)	(85.7)	(417.8)	(305.7)
Business acquisitions, net of cash acquired	(1,099.9)	(26.2)	(1,303.2)	(1,164.5)
	(1,133.4)	(105.8)	(1,550.6)	(1,459.7)
Financing activities
Repayment of lease obligations	(22.2)	(12.7)	(59.4)	(60.1)
Issuance of long-term debt	1,848.8	1,030.9	3,610.1	2,631.8
Repayment of long-term debt	(46.3)	(29.7)	(1,371.6)	(4,427.5)
Payment of contingent purchase consideration	(3.7)	(11.4)	(19.6)	(11.4)
Issuance of share capital, net of issuance costs	—	—	—	3,257.6
Issuance of TEUs, net of issuance costs	—	—	—	1,006.9
Repayment of Amortizing Notes	(13.7)	(13.6)	(40.1)	(29.4)
Dividends issued and paid	(4.4)	(8.7)	(13.1)	(8.7)
Return of capital	—	—	—	(0.8)
Payment of financing costs	(17.5)	(9.2)	(28.1)	(19.7)
Issuance of loan from related party	—	—	—	29.0
Repayment of loan to related party	(6.4)	(3.5)	(12.8)	(3.5)
	1,734.6	942.1	2,065.4	2,364.2

Increase in cash	825.1	1,093.0	1,128.9	1,243.2
Changes due to foreign exchange revaluation of cash	14.0	0.3	(6.6)	(0.8)
Cash, beginning of period	310.4	723.9	27.2	574.8
Cash, end of period	$1,149.5	$1,817.2	$1,149.5	$1,817.2

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2020 as well as our unaudited interim condensed consolidated financial statements and notes thereto for the three and nine months ended September 30, 2021.

Revenue Growth

The following table summarizes the revenue growth in our operating segments for the periods indicated:

	Three months ended September 30, 2021
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid waste
Canada	6.5%	7.9%	—%	14.4%
USA	66.1	8.5	(5.8)	68.8
Solid waste	41.3	8.2	(3.4)	46.1
Infrastructure and soil remediation	5.1	1.3	(0.5)	5.9
Liquid waste	66.4	4.4	(2.0)	68.8
Total	39.3%	6.9%	(2.9)%	43.3%

	Nine months ended September 30, 2021
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid waste
Canada	3.5%	9.7%	—%	13.2%
USA	62.1	7.3	(8.1)	61.3
Solid waste	38.5	8.2	(4.9)	41.8
Infrastructure and soil remediation	3.7	(6.1)	(0.7)	(3.1)
Liquid waste	28.8	3.6	(2.7)	29.7
Total	32.9%	5.8%	(4.1)%	34.7%

Detail of Solid Waste Organic Growth

The following table summarizes the components of our solid waste organic growth for the periods indicated:

	Three months ended September 30, 2021	Nine months ended September 30, 2021
Price and surcharges	4.3%	4.1%
Volume	2.4	3.1
Commodity price	1.5	1.0
Total organic growth	8.2%	8.2%

Operating Segment Results

The following tables summarize our operating segment results for the periods indicated (all amounts are in millions of dollars, unless otherwise stated):

	Three months ended September 30, 2021			Three months ended September 30, 2020
	Revenue	Adjusted EBITDA	Adjusted EBITDA Margin	Revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Solid waste
Canada	$377.4	$116.5	30.9%	$329.7	$96.9	29.4%
USA	778.6	250.5	32.2	461.6	145.4	31.5
Solid waste	1,156.0	367.0	31.7	791.3	242.3	30.6
Infrastructure and soil remediation	140.7	29.8	21.2	133.0	27.0	20.3
Liquid waste	188.4	53.8	28.6	111.7	32.0	28.6
Corporate	—	(34.8)	—	—	(20.1)	—
Total	$1,485.1	$415.8	28.0%	$1,036.0	$281.2	27.1%

	Nine months ended September 30, 2021			Nine months ended September 30, 2020
	Revenue	Adjusted EBITDA	Adjusted EBITDA Margin	Revenue(1)	Adjusted EBITDA(2)	Adjusted EBITDA Margin
Solid waste
Canada	$1,028.9	$304.5	29.6%	$909.0	$250.6	27.6%
USA	2,181.7	698.0	32.0	1,354.0	427.4	31.6
Solid waste	3,210.6	1,002.5	31.2	2,263.0	678.0	30.0
Infrastructure and soil remediation	382.9	69.6	18.2	394.9	75.2	19.0
Liquid waste	392.5	102.0	26.0	302.7	71.8	23.7
Corporate	—	(98.7)	—	—	(59.5)	—
Total	$3,986.0	$1,075.4	27.0%	$2,960.6	$765.5	25.9%

(1)	Includes reclassification of $1.5 million from Solid waste - Canada into Liquid waste.
(2)	Includes reclassification of $0.4 million from Solid waste - Canada into Liquid waste.

Net Leverage

The following table presents the calculation of Net Leverage as at the dates indicated (all amounts are in millions of dollars unless otherwise stated):

	September 30, 2021		December 31, 2020
Total long-term debt	$8,417.6		$6,166.1
Deferred finance costs and other adjustments	27.1		58.5
Total long-term debt excluding deferred finance costs and other adjustments	$8,390.5		$6,107.6
Less: cash	(1,149.5)		(27.2)
	7,241.0		6,080.4
Trailing twelve months Adjusted EBITDA	1,386.6		1,076.7
Acquisition EBITDA Adjustments	150.2		238.3
Run-Rate EBITDA	$1,536.8		$1,315.0
Net Leverage	4.71	x	4.62	x

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The tables below set forth the reconciliation of our net loss to EBITDA and Adjusted EBITDA for the periods indicated (all amounts are in millions of dollars):

($ millions)	Three months ended September 30, 2021	Three months ended September 30, 2020
Net loss	(245.2)	$(114.7)
Add:
Interest and other finance costs	97.0	94.9
Depreciation of property and equipment	227.5	124.6
Amortization of intangible assets	113.3	109.3
Income tax recovery	(101.8)	(44.9)
EBITDA	90.8	169.2
Add:
Loss (gain) on foreign exchange(1)	111.6	(22.0)
Loss on sale of property and equipment	1.7	0.3
Mark-to-market loss on Purchase Contracts(2)	208.6	107.5
Share-based payments(3)	10.9	7.2
Gain on divestiture(4)	(31.4)	—
Transaction costs(5)	17.8	17.1
Acquisition, rebranding and other integration costs(7)	5.8	0.9
Deferred purchase consideration	—	1.0
Adjusted EBITDA	$415.8	$281.2

($ millions)	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Net loss	(446.2)	$(508.2)
Add:
Interest and other finance costs	328.9	459.7
Depreciation of property and equipment	652.9	370.9
Amortization of intangible assets	334.5	319.5
Income tax recovery	(175.7)	(170.9)
EBITDA	694.4	471.0
Add:
Loss on foreign exchange(1)	35.3	75.6
Loss on sale of property and equipment	2.7	2.4
Mark-to-market loss on fuel hedges	—	1.8
Mark-to-market loss on Purchase Contracts(2)	319.6	93.3
Share-based payments(3)	31.2	27.1
Gain on divestiture(4)	(66.9)	—
Transaction costs(5)	43.2	36.0
IPO transaction costs(6)	—	46.2
Acquisition, rebranding and other integration costs(7)	15.9	10.1
Deferred purchase consideration	—	2.0
Adjusted EBITDA	$1,075.4	$765.5

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.
(3)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based options granted to certain members of management under share-based option plans.
(4)	Consists of gain resulting from the divestiture of certain landfill assets, as well as hauling and ancillary operations.
(5)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(6)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.
(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

Adjusted Net Income

The tables below set forth the reconciliation of our net loss to Adjusted Net Income for the periods indicated (all amounts are in millions of dollars, except per share amounts):

($ millions)	Three months ended September 30, 2021	Three months ended September 30, 2020
Net loss	$(245.2)	$(114.7)
Add:
Amortization of intangible assets(1)	113.3	109.3
ARO discount rate depreciation adjustment(2)	4.6	—
Incremental depreciation of property and equipment due to recapitalization	4.5	4.7
Amortization of deferred financing costs	6.4	3.4
Mark-to-market loss on Purchase Contracts(5)	208.6	107.5
Gain on divestiture	(31.4)	—
Loss (gain) on foreign exchange(6)	111.6	(22.0)
Transaction costs(7)	17.8	17.1
Acquisition, rebranding and other integration costs(8)	5.8	0.9
TEU amortization expense	0.4	1.1
Tax effect(9)	(115.9)	(62.2)
Adjusted Net Income	$80.5	$45.1
Adjusted earnings per share, basic and diluted	$0.22	$0.13

($ millions)	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Net loss	$(446.2)	$(508.2)
Add:
Amortization of intangible assets(1)	334.5	319.5
ARO discount rate depreciation adjustment(2)	14.8	—
Incremental depreciation of property and equipment due to recapitalization	13.9	14.2
IPO transaction costs(3)	—	46.2
Loss on extinguishment of debt(4)	49.3	133.2
Amortization of deferred financing costs	16.5	26.0
Mark-to-market loss on Purchase Contracts(5)	319.6	93.3
Gain on divestiture	(66.9)	—
Loss on foreign exchange(6)	35.3	75.6
Transaction costs(7)	43.2	36.0
Acquisition, rebranding and other integration costs(8)	15.9	10.1
TEU amortization expense	1.4	2.2
Tax effect(9)	(202.6)	(200.4)
Adjusted Net Income	$128.7	$47.7
Adjusted earnings per share, basic and diluted	$0.36	$0.13

(1)	This is a non-cash item and consists of the amortization of intangible assets such as customer lists, municipal contracts, non-compete agreements, trade name and other licenses.
(2)	This is a non-cash item and consists of depreciation expense related to the difference between the ARO calculated using the credit adjusted risk-free discount rate required for measurement of the ARO through purchase accounting compared to the risk-free discount rate required for quarterly valuations.
(3)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expenses as incurred.

(4)	This consists of costs associated with the early redemption of the 2027 Notes and interest and penalties related to loss on extinguishment of the PIK Notes and the redemption of the 2022 Notes and the 2023 Notes in their entirety and partial early repayment of the 2026 Notes.
(5)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.
(6)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(7)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(8)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(9)	Consists of the tax effect of the adjustments to net income (loss).

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The tables below set forth the reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow, for the periods indicated (all amounts are in millions of dollars):

($ millions)	Three months ended September 30, 2021	Three months ended September 30, 2020
Cash flows from operating activities	$223.9	256.7
Add:
Transaction costs(4)	17.8	17.1
Acquisition, rebranding and other integration costs(5)	5.8	0.9
M&A related net working capital investment(6)	35.4	(1.2)
Tax refund from CARES Act(7)	—	(12.5)
Deferred purchase consideration	—	1.0
Cash interest paid on TEUs(8)	1.0	3.0
Adjusted Cash Flows from Operating Activities	283.9	265.0
Less:
Proceeds from asset divestitures(9)	94.5	—
Proceeds on disposal of assets	6.7	6.1
Purchase of property and equipment and intangible assets	(134.7)	(85.7)
Adjusted Free Cash Flow	$250.4	$185.4

($ millions)	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Cash flows from operating activities	$614.1	338.7
Add:
Costs associated with IPO related debt repayments(1)	—	106.6
Prepayment penalties for early note redemption(2)	49.3	—
IPO transaction costs(3)	—	46.2
Transaction costs(4)	43.2	36.0
Acquisition, rebranding and other integration costs(5)	15.9	10.1
M&A related net working capital investment(6)	35.4	(0.6)
Tax refund from CARES Act(7)	(1.5)	(12.5)
Deferred purchase consideration	—	2.0
Cash interest paid on TEUs(8)	3.3	3.5
Adjusted Cash Flows from Operating Activities	759.7	530.0
Less:
Proceeds from asset divestitures(9)	157.6	—
Proceeds on disposal of assets	12.8	10.5
Purchase of property and equipment and intangible assets	(417.8)	(305.7)
Adjusted Free Cash Flow	$512.3	$234.8

(1)	Consists of costs associated with the extinguishment of our 11.000% paid-in-kind notes (“PIK Notes”), 5.625% USD senior unsecured notes due 2022 (“2022 Notes”), and our 5.375% USD senior unsecured notes due 2023 (“2023 Notes”), the termination of the swap arrangements associated with the 2022 Notes and the 2023 Notes, and accelerated interest payments of the PIK Notes, the 2022 Notes and the 2023 Notes.
(2)	Consists of prepayment penalty costs associated with the early redemption of the 2027 Notes.
(3)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.
(4)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(5)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(6)	Consists of net non-cash working capital in the period in relation to acquisitions.
(7)	Consists of tax refunds received related to loss carry-backs under the CARES Act applied to prior year taxable income.
(8)	Consists of interest paid in cash on the Amortizing Notes.
(9)	Consists of proceeds on divestiture of certain landfill assets, as well as hauling and ancillary operations. Amount has been included in Adjusted Free Cash Flow on the basis that the proceeds will be redeployed into the business before year end and will therefore yield a nil impact.